Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of SGOCO Group, Ltd.:

We consent to the incorporation by reference in the prospectus constituting a part of this Registration Statement on Form S-8 to the use of our report dated February 12, 2010, with respect to the consolidated balance sheets of SGOCO Group, Ltd. and Subsidiaries (the “Company”) as of December 31, 2009, 2008 and 2007, and the related consolidated statements of income and other comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009, and to the reference to our firm under the heading “Experts” in the prospectus.

/s / Frazer Frost, LLP

Brea, California
February 22, 2011